AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                    Fax. 905.369.0149

March 4, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Mr. Larry Spirgel

Assistant Director

Re:

Amber Optoelectronics, Inc.

Amendment No. 14 to Form S-1A

Filed March 4, 2009

File No. 333-147225

Dear Mr. Larry Spirgel:

Please find enclosed our comments to your letter dated February 11, 2009, in reference to our No. 12 and 13 on Form S-1 filed February 3, 2009.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form S-1 of your requirements dated March 4, 2009, which is a part of this Registration Statement.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

SEC Comments

General

1.

The Accountant Consent Letter is found on Exhibit 23.1 included under Exhibits

2.

Legal Analysis sent as correspondence in reference to Amendment 14

3.

Revised.

Refer to Prospectus Cover Page found on Page 2

Management Discussion and Analysis

Results of Operations, page 18

      4.   Revised

            For period ending December 31, 2007, refer to Page 19

“The loss from the discontinued operations of Mei-Pao was $54,126 for the year ended December 31, 2007. Yi-Hsiang Optoelectronics, Inc. disposed of all of its remaining assets in the liquidation and settlement of its outstanding debts. The Taiwan Cooperative Bank and the Land Bank of Taiwan seized certain property of the loan guarantor, Mr. Jia Juin Chen an unrelated party to Amber Optoelectronics Inc., in partial satisfaction of the remaining debt. The balance of the debt was forgiven resulting in a gain on the settlement of debt of $1,020,816.”

            For period ending September 30, 2008 refer to Page 20

            “The loss from the discontinued operations of Mei-Pao was $54,126 for the year ended December 31, 2007. Yi-Hsiang Optoelectronics, Inc. disposed of all of its remaining assets in the liquidation and settlement of its outstanding debts. The Taiwan Cooperative Bank and the Land Bank of Taiwan seized certain property of the loan guarantor, Mr. Jia Juin Chen an unrelated party to Amber Optoelectronics Inc., in partial satisfaction of the remaining debt. The balance of the debt was forgiven resulting in a gain on the settlement of debt of $1,020,816.”

5.

Revised

Refer to MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007   on Pages 19, 20

“At September 30, 2008, the Company had current assets and liabilities totalling   $417,577 and $359,912, respectively, that resulted in a working capital surplus of $57,665. The Company has generated a net loss from operations of $27,748 for the nine months ended September 30, 2008 on net sales of $30,880. The Company is moving towards new product sales and moving away from lower margin sales of the previous fiscal year.”

Recent Sale of Unregistered Securities, page 24

6.

Revised

Refer to Page 24

“We have used the provisions provided by Exempted Transactions, Section 4. (2) of the Security and Exchange Act of 1933, which are transactions by an issuer not involving any public offering.

Report of Independent Registered Public Accounting Firm, page 27

7.

Revised.

      Refer to Report of Independent Registered Public Accounting Firm on Page 27

 Financial Statements for the year ending December 31,2007

Condensed Consolidated Statements of Operations, page 31

8.

Corrected.

Refer to Pages 31, 32

9.

Revised.

Refer to Pages 31, 32

Condensed Consolidated Statements of Cash Flows, page 33

10.

Corrected

Refer to Pages 33,34

Note 5(k) Transactions with Related Parties, page 40

11.

Disclosed

Refer to Page 40

Note 5(l) Restated Financials, page 40

12.

Corrected

Refer to Note 5(m) not 5(l) on Page 41

Financial Statements for the period ending September 30, 2008

Condensed Consolidated Statements of Cash Flows, page 45

13.

Corrected

Note 12 Restated Financials, page 45

14.

Corrected.

Refer to Note 9 of the Financial Statements for the period ending September 30, 2008 under heading “Restated Financials” located on Page 45

Part II – Undertakings

15.

Revised

Refer to Page 52

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